Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 5, 2021

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Churchill Capital Corp VI
Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001828250

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp VI, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit in electronic form the accompanying Amendment No. 1 to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the Registration Statement on Form S-1 which was initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2021.

The Registration Statement reflects the response of the Company to the comment received from the Staff of the Commission (the “Staff”) in a letter dated February 4, 2021. For your convenience, references in the response to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

1.	We note that you can access funds in the trust, up to $1,000,000 annually, to pay taxes and working capital expenses as “permitted withdrawals.” Please clarify, in your definition of “permitted withdrawals” that notwithstanding the annual limitation, such withdrawals can only be made from interest and not from the principal held in the trust.

Securities and Exchange Commission
February 5, 2021

Response to Comment 1

In response to the Staff’s comment, the Company has revised the definition of “Permitted Withdrawals” in the Registration Statement. Please see page 2.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Daniel E. Nussen, Esq.
White & Case LLP